Exhibit 99.1

XP Inc. Announces Cash Dividend, Treasury Shares Retirement and New Share Repurchase Program

São Paulo, Brazil, November 17, 2025 – XP Inc. (Nasdaq: XP), announced today that its board of directors has approved three capital allocation actions: (i) the declaration of a cash dividend, (ii) the retirement of treasury shares, and (iii) the authorization of a new share repurchase program.

Cash Dividend

The Board declared a cash dividend of US$0.18 per Class A common share, payable on December 18, 2025, to shareholders of record as of December 10, 2025. The distribution is expected to total approximately R$500 million at current exchange rates.

Treasury Shares Retirement

The Company approved the retirement of 10,970,754 Class A common shares, representing approximately 2.1% of the Company’s total shares. Total share count went from 530,859,761 to 519,889,007 after cancellation.

New Buyback Program

The Board also authorized a new share repurchase program, allowing the Company to repurchase up to R$1.0 billion (or its USD equivalent) of its outstanding Class A common shares over a period beginning on November 18, 2025 continuing until the earlier of the completion of the repurchase or November 18, 2026, depending upon market conditions. XP’s board of directors will review the repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program. XP expects to utilize its existing cash to fund repurchases made under the repurchase program.

The Board of Directors has authorized management to appoint a broker for the repurchase program to purchase the Class A common shares on its behalf in the open market. Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1, promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

The actual timing, number and value of shares repurchased under the repurchase program will depend on several factors, including constraints specified in Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The repurchase program does not obligate XP to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com